February 4, 2011

Re:	Repsol YPF, S.A. Form 20-F for the year ended December 31, 2009 File No. 001-10220

Mr. H. Roger Schwall
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Dear Mr. Schwall:

Thank you for your letter dated January 6, 2011 in response to our letters dated November 3, 2010 and November 12, 2010, respectively, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2009 (the “2009 Form 20-F”) of Repsol YPF, S.A. (“Repsol YPF”, also referred to in this letter as the “Company” and “we”).

We appreciate your understanding in affording us the time necessary to prepare our responses, which we set forth in Annex A hereto.  To facilitate the Staff’s review, we have reproduced the captions and comment from the Staff’s January 6, 2011 comment letter in bold text.

We would like to express our appreciation for your cooperation in these matters, and we are available to discuss any of our responses with you at your convenience.  In that connection, please do not hesitate to contact the undersigned in Madrid at 011-34-91-753-1420 or fax: 011-34-91-348-7199; or Fernando Ros or Jorge Izquierdo at 011-34-91-514-5000 of Deloitte, our external auditors, or our counsel, Michael J. Willisch of Davis Polk & Wardwell LLP, at 011-34-91-768-9610 or fax: 011-34-91-768-9710.

Very truly yours, /s/ Miguel Ángel Devesa del Barrio
Miguel Ángel Devesa del Barrio Chief Financial Officer

ANNEX A
Form 20-F for Fiscal Year Ended December 31, 2009

General

Iran, p. 36

1.
We note the disclosure that in May 2010 you notified NIOC and Shell of your decision to discontinue your participation in the Persian LNG project.  We note also the representation in your letter to the staff dated November 12, 2010, that during the three years ended December 31, 2009, and the nine months ended September 30, 2010, you paid approximately 3.9 billion euros and 1.2 billion euros, respectively, to entities controlled by the Iranian government for the purchase of Iranian crude oil, petroleum and petrochemical products.  It appears to the staff that you should include information regarding these purchases in future reports to make clear to investors that, notwithstanding the absence of any operations in Iran, you pay sizable amounts to Iranian government-controlled entities.

We acknowledge the Staff’s comment and confirm to the Staff that we will include information regarding these purchases in future annual reports filed with the SEC to the extent applicable.

2.
We note your response to prior comment three from our letter dated September 29, 2010.  Please clarify what is meant when you state that “Other environmental liabilities different from accidental seepage, pollution and contamination are expressly excluded,” and provide examples of the exclusions you are referring to with this statement.

We supplementally advise the Staff that our insurance policies cover legal liability arising from seepage, pollution and contamination provided the following conditions are met:

•	such seepage, pollution or contamination was sudden and accidental and was neither expected nor intended by the insured;

•	the event was identified as first commencing at a specific point in time during the policy period and became known and reported to insurers within the terms of the policy; and

•	the event did not result from the insured’s intentional and reckless violation of any local or national governmental statute, rule or regulation.

Any legal liability arising from seepage, pollution and contamination that does not meet these conditions, such as intentional pollution or gradual and progressive pollution, would not be covered under our insurance policies.

3.
In addition, we note your response to prior comment three from our letter dated September 29, 2010 and the proposed risk factor disclosure regarding insurance coverage.  We note your response that you remain liable for cleaning up and containing pollution or contamination originated below the surface, and for costs and expenses incurred in control-of well incidents.  Please include risk factor discussion of this.

We supplementally advise the Staff that, while we remain liable for cleaning up and containing pollution or contamination originated below surface and for costs and expenses incurred in control-of-well incidents (including those resulting from blow outs) in connection with drilling contracts entered into with contractors, such risks are covered by our own insurance policy for operator’s extra expenses for upstream activities, subject to such policy’s terms and conditions.  Accordingly, we believe that it is not necessary to include further risk factor disclosure of this matter.

4.
In your response to prior comment three you state that, under YPF’s third party liability coverage, “Certain types of incidents such as seepage, pollution and contamination directly arising from the drilling of wells are expressly excluded from the coverage.”  Clarify whether YPF has any insurance available for control-of-well incidents (i.e., blowouts), under YPF’s policies or Repsol’s policies.  Tell us if any resources have been set aside to cover damages to third parties resulting from blowouts.

We confirm to the Staff that YPF S.A. (“YPF”) has insurance available for control-of-well incidents, which mainly covers expenses incurred on account of bringing or attempting to bring under control a well that is out of control or extinguishing a well fire, including but not limited to the value of materials and supplies consumed in the operation, rental of equipment, fees of individuals, firms or corporations specializing in fire fighting and/or the control of wells, deliberate well firing, and cost of drilling direction relief well(s) necessary to bring the well(s) under control or to extinguish the fire, but which excludes bodily injury, damage to property of others and loss of hole (except in respect of certain costs incurred in re-drilling and/or recompletion as a result of an occurrence).

For the purpose of this insurance, a well shall be deemed to be out of control only when there is an unintended flow from the well of drilling fluid, oil, gas or water (1) which flow cannot promptly be (a) stopped by use of the equipment on site and/or the blowout preventor, storm chokes or other equipment; or (b) stopped by increasing the weight by volume of drilling fluid or by use of the other conditioning materials in the well; or (c) safely diverted into production; or (2) which flow is deemed to be out of control by the appropriate regulatory authority.  YPF’s policy provides coverage for third-party liability claims relating to pollution from a control-of-well event ranging from U.S.$75 million for certain onshore losses and a maximum combined single limit of U.S.$250 million for offshore losses.  We advise the Staff that the insurance available to YPF for control-of-well incidents is covered by what we referred to as “coverage for operator’s extra expenses” in our letter dated November 3, 2010.  We further advise the Staff that, since YPF has insurance coverage which it believes is adequate in respect of control-of-well incidents, it has not set aside any resources to cover damages to third parties resulting from blowouts.

5.	We note your response to prior comment four from our letter dated September 29, 2010.

•	Please quantify and explain your level of commitment, in regards to any financial obligation you may have, to the mutual aid consortia you have listed in your response.

•	Further explain, and quantify if possible, the equipment, personnel and financial resources available to you in the event of a major spill from each of the mutual aid consortia.

We supplementally advise the Staff of the following:

Oil Spill Response Limited (OSR)

Our financial commitments to Oil Spill Response Limited (OSR) consist in an annual retainer (£22,000) to gain access to available equipment and personnel for on/off shore oil spill response, with established charge out rates.  The equipment consists basically of pre-loaded packages for shoreline protection and oil recovery, as well as recovery booms, dispersant application systems, transfer pumps, storage tanks, communication equipment, ancillaries, oiled wildlife response packages, gas monitors, vessels (workboats), aircraft and aircraft mounted response systems, surveillance equipment, vehicles, emergency response personnel and oil spill modeling services.  Additional information on the services provided by OSR may be found at: www.oilspillresponse.com.

Clean Gulf Associates (CGA)

Commitments to Clean Gulf Associates (CGA) are based on the volumes of crude oil produced from leases in the Gulf of Mexico that are operated by the member company.  We do not currently operate any production in this area and therefore pay a minimum annual membership fee (U.S.$12,800), which is pre-paid quarterly.  These membership fees cover the maintenance and supervision of the equipment owned by the membership of CGA and entitles a member company to utilize that equipment for an additional fee in the event of a spill.  The equipment consists of 10 skimming vessels, 17 skimmers, 30,000’ of booms, 2 fire boom systems, 2,700 bbl storage tanks, 35,000 gal of dispersants, 1 wildlife rehabilitation trailer, 1 wildlife support trailer, 10 bird scare guns and 3 expandable boom units.  Additional information on the services provided by Clean Gulf Associates may be found at: www.cleangulfassoc.com.

O’Brien’s Response Management Inc.

Our financial commitments to O’Brien’s Response Management Inc. (O’Brien’s) consist in an annual retainer (U.S.$4,000) in connection with the provision of readiness training for Repsol YPF.  When a company requires the services of O’Brien’s, certain pre-established fees must be paid according to the service, which consists basically in support for management of emergencies through access to 9 office locations, 2 (24/7) command centers, 3 mobile command posts, U.S. nationwide response teams, 150+ full time staff experts, 175+ network professionals, link to various oil spill response and clean up organizations, clean up staff, field support staff, various types of supplies and access to experience of over 100 deployments annually.  Additional information on the services provided by O’Brien’s may be found at: www.obriensresilience.com.

Other Oil Spill Consortia

In addition, we are engaged in ongoing discussions with certain oil spill containment consortia (Helifax Fast Response and Marine Well Containment Company) that are being organized in the U.S. Gulf of Mexico as a response to new federal requirements following the Deepwater Horizon / Macondo incident.

Legal Proceedings, page 139

6.
In a press release posted by the Federation of Former Employees of YPF (“Federation”) on its website at http://feaypf.com/en-press.htm, the Federation claims that “YPF S.A. and Repsol YPF unlawfully sold shares owned by the former employees of YPF S.A. on the New York Stock Exchange 1997 and 2007.”  Tell us what consideration you gave to including a discussion of the claims filed by these former employees in Argentine courts and any potential liabilities related to these claims.

We supplementally advise the Staff that, as further explained in our response to comment 7, while there have been numerous lawsuits concerning YPF’s employee share ownership plan (Programa Propiedad Participada or PPP) and the conversion of Class C shares into Class D shares, courts have found YPF (and Repsol YPF, when a party to any such claim) to have no responsibility in such claims (while the Argentine National Government has been required to compensate certain former employees of YPF).  We further confirm to the Staff that the claims brought by former employees of YPF have not had, and are not expected to have, any material impact on YPF’s or the Company’s business, financial condition or results of operations or on the validity of any sales of YPF shares made by the Company.  Consequently, we do not believe that adding disclosure regarding these claims is necessary.

7.
It has also come to our attention that, in 2007, the Argentine Federal Court of Appeals ordered a criminal investigation into allegations of fraud relating to YPF stock offerings in 1997 and 2007.  The officials from Repsol YPF S.A. were identified as subjects of this investigation.  Tell us what consideration you gave in regards to disclosure related to this investigation.

We supplementally advise the Staff that these criminal investigations, concerning officials from YPF, Repsol YPF and government employees, were initiated as a result of claims brought by former employees of YPF who had allegedly been excluded from YPF’s employee share ownership plan (Programa Propiedad Participada or PPP).  In particular, such former employees claimed that the cutoff date to determine eligibility to participate in the PPP should have been January 1, 1991 rather than the date set forth in the regulations adopted by the Argentine Government (i.e., July 7, 1993).

In “Antonucci, Roberto y otros c/ Estado Nacional e YPF S.A. s/ Programa Propiedad Participada” (November 2001), the Federal Supreme Court of Argentina granted a group of former employees who had been employed by YPF as of January 1, 1991 (but who were no longer employed by YPF as of July 7, 1993), the right to claim compensation from the National Government, while discharging YPF of any responsibility in such matter.  “Antonucci” was subsequently followed by numerous lawsuits in which the National Government was required to compensate former employees of YPF in similar conditions, while neither YPF nor Repsol was found to have any responsibility.  This situation led the National Government to issue Law No. 25.471 in 2002, recognizing the right of certain of YPF’s former employees to receive compensation from the National Government.

We further advise the Staff that, on December 21, 2009, the Criminal Court dismissed the criminal action referred to above.  While the counterparty has filed an appeal against this Criminal Court decision, we believe that such decision will be confirmed by the Court of Appeals.

We finally confirm to the Staff that, as indicated in our response to comment 6, claims brought by former employees of YPF have not had, and are not expected to have, any material impact on YPF’s or the Company’s business, financial condition or results of operations or on the validity of any sales of YPF shares made by the Company.  Consequently, we do not believe that adding disclosure regarding these claims is necessary.

Notes to the 2009 Consolidated Financial Statements

Note (2) Regulatory Framework, page F-13

Minimum Safety Stock, page F-15

8.
We note your response to prior comment seven.  Please clarify for us the circumstances under which you would sell your minimum safety stock and confirm you will revise your disclosures in future filings to more clearly describe the nature and amounts of safety stock you classify as inventories in your consolidated balance sheets.

As indicated in our prior letter dated November 3, 2010, Repsol YPF’s minimum safety stocks are undifferentiated from the rest of our production and are not specifically identified.  All hydrocarbons held as inventory in Spain count towards the required minimum safety stocks.  We fulfill our minimum safety stock requirements through the undifferentiated inventory held by us and we may dispose of our hydrocarbons in an undifferentiated manner at any time, provided that at least the minimum safety stock is held by us at all times.  We supplementally advise the Staff that Section 49 of Law 34/1998 provides that in “circumstances of shortage in the provision” (“escasez de suministro”) of hydrocarbons, the government may adopt a number of decisions, including limiting the use of vehicles, requiring that amounts related to the minimum safety stocks be sold in accordance with the supply priorities set forth by the Spanish authorities and imposing limitations on prices in respect of all hydrocarbons located in Spain.  Since the adoption of this Law in 1998, the Spanish government has not at any time determined that “circumstances of shortage in the provision” of hydrocarbons exist.

We also confirm to the Staff that we will provide additional information concerning our minimum safety stocks classified as inventories on our balance sheet in future annual reports filed with the SEC to the extent applicable.

Note (25) Tax Matters, F-90

Income tax expense for accounting purposes, page F-92

9.
We note from your response to prior comment nine that you expect to continue receiving tax credits in respect of these deductions in the future, although it is difficult to predict the amount of such future credits.  Item 303(a)(3)(ii) of Regulation S-K requires you to describe any known trends or uncertainties that have had or that you reasonably expect will have a material favorable or unfavorable impact on income from continuing operations.  Given the significance of the tax credits and the uncertainty surrounding the timing and amount of such credits, please expand your disclosure within management’s discussion and analysis to provide further information regarding the tax credits received for the years presented, and your expectations regarding tax credits in the future.

Please see our response to comment 10, below.

10.
Item 303(a)(3) of Regulation S-K also requires you to “describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations”.  Please tell us in further detail why you believe the disclosures currently provided in your Form 20-F provides a reader with sufficient information regarding the significant components of your taxes for the purposes of complying with Item 303(a)(3) of Regulation S-K.

We respectfully advise the Staff that, as indicated in our prior letter dated November 3, 2010, we believe that the way in which we organized the information in our 2009 20-F is adequate.  In particular, in the “Taxes” subsection of Section 3.2 we provided information on what we believe are the most relevant variables from a tax perspective (such as the effective tax rate for the fiscal year, the corporate income tax incurred by Repsol YPF and provision amounts), and we included detailed calculations of income tax expense for accounting purposes (including in respect of tax credits) under the caption “Tax Matters” in our Financial Statements.  In addition, in the three years ended on December 31, 2009, there were no material changes in the regulation of tax credits, or its application by Spanish authorities, that we believe merited disclosure in the “Taxes” subsection of Section 3.2. However, we confirm to the Staff that, in future annual reports filed with the SEC to the extent applicable, we will expand our disclosure regarding tax credits.

Exhibit 99.1, 99.2, 99.3, 99.4 and 99.5

11.	We note your response to prior comments 12, 13, 14, 15 and 16 from our letter dated September 29, 2010. Please file revised reports in an amendment.

Please see our response to comment 12, below.

Exhibit 99.5

12.
In each instance where you refer to “generally accepted” procedures or principles, include a reference to the authority or source that acknowledges such procedures or principles as “generally accepted”. Obtain necessary revisions in the revised report.

We acknowledge the Staff’s comments 11 and 12 and advise the Staff that we have obtained revised reports from Gaffney, Cline & Associates Inc., Netherland, Sewell & Associates, Inc. and Ryder Scott Company, respectively, including, substantially, the proposed revisions thereto described in our letters dated November 3, 2010 and November 12, 2010, respectively, in response to the comments from the Staff, as well as other disclosure enhancements, as applicable.  The revised reports will be filed as exhibits to our amended annual report on Form 20-F/A dated as of the date hereof.

Current Report on Form 6-K filed December 10, 2010

13.
YPF states that “The presence of 4.5 TCF of non-conventional gas was verified.”  However, you do not define whether these volumes represent proved reserves or some less certain category of resource.  Please advise.  If these volumes do not qualify for disclosure in your filings with the SEC, please provide cautionary language so advising investors.

We confirm to the Staff that, as of the date hereof, the estimated volume of non-conventional gas referred to in the current report on Form 6-K filed on December 10, 2010 constitutes resources, as such term is defined in Rule 4-10(a)(28) of Regulation S-X.  We further advise the Staff that the announcement referred to in such submission was made by YPF in a letter sent to the Buenos Aires Stock Exchange on December 7, 2010, in order to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.  We additionally confirm to the Staff that, in any future submissions to the SEC, we will not disclose estimates of oil or gas resources other than reserves unless such information is accompanied by cautionary language so advising investors.

Engineering Comments

Form 20-F for Fiscal Year Ended December 31, 2009

Information on Repsol YPF, page 9

Changes in Repsol YPF’s proved undeveloped reserves during 2009, page 18

14.
Your response to our prior comment 21, in part, states “We further advise the Staff that we believe that these reserves constitute “proved undeveloped reserves” in accordance with the guidance referred to by the Staff for the reasons indicated below:” and “Final investment decisions in respect of these proved undeveloped reserves are adopted on an ongoing basis for the reserves that are expected to be developed in the near term.” The answer to Question 108.01 of Compliance and Disclosure Interpretations states “If an investment decision has been made to develop only a portion of the primary, secondary or tertiary reserves, the remainder of the reserves would not be considered to be proved reserves until such time as management has made an investment decision to develop those additional reserves...”.  The answer to Question 131.04 states “The mere intent to develop, without more, does not constitute “adoption” of a development plan and therefore would not, in and of itself, justify recognition of reserves.  Rather, adoption requires a final investment decision.”  It appears the requirement for a final investment decision is not fulfilled for all our Trinidad and Tobago PUD reserves.  Please clarify the reasons that you believe these volumes comply with this requirement.  Address the sunk capital costs that would be lost due to early termination of this operation.  We may have additional comments.

We supplementally advise the Staff that as of December 31, 2009 we had made a final investment decision in respect of all our reported proved undeveloped reserves as of such date associated with our operations in Trinidad and Tobago.  We incorrectly implied in our response to your prior comment 21 that final investment decisions remained pending in respect of such reserves.  We further advise the Staff that final investment decisions in respect of all our reported proved undeveloped reserves located in Trinidad and Tobago as of December 31, 2009, were made in the early 2000s, following the installation of the LNG processing plants in Trinidad and Tobago.  The related proved undeveloped reserves are progressed into proved developed reserves, on an as-needed basis, to fulfill our existing contractual delivery commitments.  We are fully committed to the development of our projects in Trinidad and Tobago.

Operations, page 21

Peru, page 32

15.
Your response to our prior comment 25 is “We supplementally advise the Staff that the Perla 1X drill represents the largest gas discovery in the history of Repsol YPF based on internal estimates of the resources available in the field.”  Please explain to us your method(s) in determining the reservoir parameters and ultimate liquid yield.  Address how you identified productive reservoir volume and whether you flow tested this well.

We supplementally advise the Staff that our preliminary evaluation of the reservoir parameters and ultimate liquid yield of the Perla 1X drill was based on the following information:

•	A high quality 3D seismic cube;

•	Very clear top and base reservoir seismic markers;

•	The following well data:

▪	Mud log, showing a consistent carbonate section, with visible porosity and drilling mud losses while drilling;

▪
A full suite of logging runs, including multi resistivity readings, 4 porosity logs including neutron-density-sonic and free fluid (magnetic resonance) and borehole imaging.  Results initially indicated around 700’ of net pay and average porosity around 20% with very low Sw (<8%);

▪	18 sidewall cores with lab porosity from minimum 7% to 30%;

▪	54 wire-line pressure tests indicating a single uniform gas gradient over almost 800’ of formation; and

▪	6 wire-line tests with sampling confirming gas content and “flowability.”

The well was tested without stimulating with flow-after-flow method in several choke sizes.  A restricted 32/64” choke flowed 20.7 mmcf/day of gas with 443bbl/day condensate, with a 3050 psi well-head pressure.

Combining well and seismic information, a preliminary geological (static) model was prepared in Petrel® and, based on the former, a dynamic model was run on Eclipse®.  This analysis was later refined with the use of development scenarios and the adoption of a Preliminary Development Plan.

In 2010, two appraisal wells were drilled with coring over almost all the reservoir section, narrowing the ranges in the static model.  Tests were also performed in the appraisal wells proving that these wells are capable of producing more than 50 mmcf/day with wellhead pressures above 2600 psi.  A fourth well is currently being finished, but preliminary information obtained from this well indicates no major variation from the current model.  A fifth well is scheduled to be drilled immediately afterwards.  The results obtained so far have included moving enough 3C contingent resources to 1C+2C categories to reinforce the relevance of this discovery.

The determination of the ultimate liquid yield is pending until a final compositional model is completed, but initial liquid yields in the tests performed so far (i.e., four flow tests in three wells) have been 21 bbl of condensate per 1 mmcf.

Supplementary Information on Oil and Gas Exploration and Production Activities (Unaudited Information), Page F-189

Standardized measure of discounted future net cash flows and changes therein relating to proved oil and gas reserves, page F-197

16.
We note the average adjusted product prices by geographic area included in your response to our prior comment 27.  Please provide us with your calculations by area of the future cash inflows line items for the 2009 standardized measure.  Address the exchange rate and MMBTU/MCFG factor you used.

The following table sets forth the calculations, by geographic area, of the future cash inflows line items for the 2009 standardized measure, including the exchange rate and MMBTU/MCFG factor used:

	Total	Europe	Argentina	Trinidad and Tobago	Rest of South America	North America	Africa
Proved Reserves (million of boe)	2,084.4	6.80	1,022.6	438.78	403.56	69.26	143.30
Proved Reserves Average Price (US$/boe)(1)		55.60	29.35	15.62	21.63	53.72	55.89
MMBTU/MCFG factor (MMBTU/MCFG)		1.00	1.1	1.08	1.04	1.50	1.09
Future Cash Inflows from Proved Reserves (million of US$)	57,703	378	30,010	6,856	8,728	3,721	8,010
Other Future Cash Inflows (million of US$)	950	—	—	—	156	177	617
Total Future Cash Inflows (million of US$)	58,653	378	30,010	6,856	8,885	3,898	8,627
Exchange Rate (€/US$)	0.694	0.694	0.694	0.694	0.694	0.694	0.694
Future Cash Inflows (million of €)	40,714	260	20,832	4,759	6,168	2,706	5,989

   * Amounts included in this table have been subject to rounding adjustments.  Any discrepancies between the totals and the sum or multiplication, as applicable, of the amounts are due to rounding.

(1)
Average prices for each region were calculated on a weighted average basis based on the location of proved reserves as of December 31, 2009, while average prices for each region set forth in our response to your prior comment 27, in our letter dated November 12, 2010, were calculated on a weighted average basis based on the location of our estimated sales for 2010.